UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Therapeutic Solutions International, Inc.

__________________________________________________________________________________________________________

(Name of Issuer)

Common Stock

__________________________________________________________________________________________________________

(Title of Class of Securities)

883378101

__________________________________________________________________________________________________________

(CUSIP Number)

Therapeutic Solutions International, Inc..

4093 Oceanside Boulevard, Suite B

Oceanside, CA 92056

(760) 295-7208

Attn: Timothy G. Dixon

__________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2012

__________________________________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box        .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883378101

  1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Timothy G. Dixon

  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)        .

(b)        .

  3.

SEC USE ONLY

  4.

SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

  5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        .

  6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

  7.

SOLE VOTING POWER

21,861,400

  8.

SHARED VOTING POWER

0

  9.

SOLE DISPOSITIVE POWER

21,861,400

  10.

SHARED DISPOSITIVE POWER

0

  11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,861,400

  12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS)

  13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

  14.

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”), of Therapeutic Solutions International, Inc., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is 4093 Oceanside Boulevard, Suite B, Oceanside, CA 92056.

Item 2.  Identity and Background.

(a)

This Schedule 13D is filed on behalf of Timothy G. Dixon, a natural person (the “Reporting Person”).

(b)

The Reporting Person’s principal business address is c/o Therapeutic Solutions International, Inc., 4093 Oceanside Boulevard, Suite B, Oceanside, CA 92056.

(c)

The Reporting Person is the President of the Company, and conducts his business at 4093 Oceanside Boulevard, Suite B, Oceanside, CA 92056.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 5,000,000 shares of Common Stock of the Company from James P. Boyd on August 24, 2012, as consideration for settlement of a lawsuit brought by the Reporting Person against James P. Boyd regarding a privately-held corporation and for surrender to James P. Boyd of the Reporting Person’s outstanding minority interest in such privately-held corporation.  The Reporting Person has not purchased or acquired beneficial ownership of any other Company securities since before the time any Company securities were first registered under the Securities Exchange Act.   Acquired from a holder of outstanding shares of the Issuer (the “Holder”), as consideration for settlement of a lawsuit brought by the Reporting Person against the Holder and for surrender to the Holder of the Reporting Person’s outstanding minority interest in a privately-held corporation.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the 5,000,000 shares for investment purposes but with the knowledge that they would augment his power to control the Company.  The Reporting Person is the Chairman, President and a director of the Company.  Except as described herein, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own an aggregate of 21,861,400 shares of Common Stock of the Company, which constitutes 7.1% of the shares of Common Stock outstanding.  These figures include the right to acquire (within the next 60 days) 810,000 shares of Common Stock of the Company which underlie an employee stock option granted by the Company to the Reporting Person.  These figures also include 3,000 shares of Common Stock of the Company beneficially owned by the Reporting Person’s wife; the Reporting Person disclaims beneficial ownership of such 3,000 shares.  These figures also include the right to acquire (within the next 60 days) 180,000 shares of Common Stock of the Company which underlie an employee stock option granted by the Company to the Reporting Person’s wife; the Reporting Person disclaims beneficial ownership of such 180,000 shares.  The percentage set forth in this Item 5(a) assumes that 305,458,333 shares of Common Stock were outstanding as of the date of this Schedule 13D.

However, James P. Boyd has placed into escrow 223,991,933 shares of Common Stock of the Company, which upon payment by the Company of $351,000 to escrow in timely installments will be released to the Company for cancellation.  If one gives effect now to such release and cancellation (which is expected to occur no later than January 2013), the foregoing paragraph would be revised to read as follows: “As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own an aggregate of 21,861,400 shares of Common Stock of the Company, which constitutes 26.5% of the shares of Common Stock outstanding.  These figures include the right to acquire (within the next 60 days) 810,000 shares of Common Stock of the Company which underlie an employee stock option granted by the Company to the Reporting Person.  These figures also include 3,000 shares of Common Stock of the Company beneficially owned by the Reporting Person’s wife; the Reporting Person disclaims beneficial ownership of such 3,000 shares.  These figures also include the right to acquire (within the next 60 days) 180,000 shares of Common Stock of the Company which underlie an employee stock option granted by the Company to the Reporting Person’s wife; the Reporting Person disclaims beneficial ownership of such 180,000 shares.  The percentage set forth in this Item 5(a) assumes that 81,466,400 shares of Common Stock were outstanding as of the date of this Schedule 13D.”

(b)

Not applicable.

(c)

Other than as set forth in Item 3 of this statement, which is hereby incorporated by reference in this Item 5, the Reporting Person has not effected any transaction relating to the Company’s Common Stock during the past 60 days.

(d)

To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his Common Stock of the Company.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person than the Company, with respect to the securities of the Company.  (The Reporting Person and his wife are each parties to respective employee stock option agreements with the Company.)

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31,  2012

/s/ Timothy G. Dixon

Timothy G. Dixon